Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(In thousands, except ratio computation)

						Three months ended
	Year Ended December 31,					March 31,
	2010	2009	2008	2007	2006	2011
Pretax income from continuing operations before adjustment for noncontrolling interest (a)	$(21,665)	$12,797	$31,536	$44,310	$39,017	$(300)

Add back:
Fixed charges and preferred dividends	36,840	33,508	38,388	48,935	53,712	8,941
Distributed income of equity investees	2,904	3,836	6,389	5,934	2,872	1,079

Deduct:
Equity in (earnings) loss of equity investees	221	(1,328)	(2,506)	(2,496)	(3,002)	(961)
Capitalized interest	(1,158)	(2,116)	(1,577)	(2,881)	(1,431)	(102)
Preferred share dividends	—	—	—	(3,146)	(6,655)	0

Earnings as Defined	$17,142	$46,697	$72,230	$90,656	$84,513	$8,657

Fixed Charges
Interest expense including amortization of deferred financing fees	35,362	$31,088	$36,518	$42,609	$45,352	$8,759
Capitalized interest	1,158	2,116	1,577	2,881	1,431	102
Interest portion of rent expense	320	304	293	299	274	80

Fixed Charges	$36,840	$33,508	$38,388	$45,789	$47,057	$8,941
Preferred share dividends	—	—	—	3,146	6,655	—

Combined Fixed Charges and Preferred Dividends	$36,840	$33,508	$38,388	$48,935	$53,712	$8,941

Ratio of Earnings to Fixed Charges	(a)	1.39	1.88	1.98	1.80	(b)

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(a)	1.39	1.88	1.85	1.57	(b)

(a)	Due to the pretax loss from continuing operations for year ended December 31, 2010, the ratio coverage were less than 1:1. We would have needed to generate additional earnings of $19.6 million to achieve a coverage of 1:1 for 2010.

The pretax loss from continuing operations before adjustment for noncontrolling interest for the year ended December 31, 2010 includes a consolidated provision for impairment of $28.8 million and impairment charges of equity investments in unconsolidated joint ventures of $2.7 million, which together aggregate $31.4 million, that are discussed in Note 7 of the notes to the consolidated financial statements in the Form 10-K for the year ended December 31, 2010.

(b)	Due to the pretax loss from continuing operations for the three months ended March 31, 2011 the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $240,000 to achieve a coverage of 1:1 for the three months ended March 31, 2011.